EXHIBIT (a)(1)(v)

FORM OF EMAIL CONFIRMING RECEIPT OF ELECTION FORM

To:	Eligible Employees
From:	Lia Punches
Re:	Confirmation of Receipt of Election Form to Exchange Options

Micrel has received your Election Form by which you elected to have some or all of your eligible outstanding options cancelled in exchange for new replacement options or a cash payment, subject to the terms and conditions of the Offer to Exchange Certain Outstanding Options for a Number of Replacement Options and Cash Payments, dated October 2, 2009 (the “Offer to Exchange”), as follows:

Grant ID	Original Grant Date	Total Number of Eligible Options	Exercise Price Per Share	Exchange Ratio Per Eligible Option	Total Number of Replacement Options to be Granted in Exchange	Cash Payment to be Made in Exchange	Exchange Entire Eligible Option
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No

If you change your mind, you may change your election as to all of your eligible options by submitting another Election Form through the Offer website at http://www.participantchoice.com/tenderoffer/Micrel.

If for any reason you are unable to access Micrel’s Offer website, you may submit a paper copy of your Election Form by facsimile to (408) 435-2400 but it must be completed, signed and received by 11:59 P.M. Pacific Time, on October 30, 2009 (or such later time and date as may apply if the offer is extended).

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Documents submitted by any other means, including email, hand delivery, interoffice, United States mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to or contact Marissa Magcase or Lia Punches 5 days a week (i.e., 8:00 a.m. Monday to 5:00 p.m. Friday, Pacific) at lia.punches@micrel.com or the numbers below:

•	From within North America: 1-408-435-3401

•	From outside North America : 1-800-800-2045

Please note that our receipt of your Election Form is not by itself an acceptance of the options for exchange. For purposes of the Offer, Micrel will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Micrel gives written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. Micrel’s formal acceptance of the properly tendered options is expected to take place immediately following the end of the Offer period on October 30, 2009, or, if extended, the end of the offering period. Once Micrel has formally accepted your tendered options for exchange, you will be granted new replacement options or a cash payment on the expiration date of the Offer.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Agreement to Terms of Election; (4) the 2003 Incentive Award Plan; and (5) the form of option agreement under the 2003 Incentive Award Plan.

Documents not attached to the email from Ray Zinn, our Chief Executive Officer, dated October 2, 2009 may be accessed on the Offer website at http://www.participantchoice.com/tenderoffer/Micrel or through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.